SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE Cognigy Unveils Breakthrough Agentic AI Innovations at Nexus 2026, dated March 10, 2026
99.2 NiCE Launches Agentic AI Innovation that Turns Enterprise Interaction Data into Ready-to-Deploy AI Agents, dated March 10, 2026
99.3 NiCE Wins Best Innovation for Customer Experience at Enterprise Connect 2026 , dated March 10, 2026
99.4 NICE Actimize Positioned as a Leading Luminary in Celent’s 2026 KYC Solutionscape and Technology Capabilities Matrix, dated March 17, 2026
99.5 NiCE Named to Fast Company’s Annual List of the World’s Most Innovative Companies of 2026, dated March 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Alon Levy
Title:	Vice President, General Counsel and Corporate Secretary

Dated: April 9, 2026

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NiCE Cognigy Unveils Breakthrough Agentic AI Innovations at Nexus 2026, dated March 10, 2026
99.2 NiCE Launches Agentic AI Innovation that Turns Enterprise Interaction Data into Ready-to-Deploy AI Agents, dated March 10, 2026
99.3 NiCE Wins Best Innovation for Customer Experience at Enterprise Connect 2026 , dated March 10, 2026
99.4 NICE Actimize Positioned as a Leading Luminary in Celent’s 2026 KYC Solutionscape and Technology Capabilities Matrix, dated March 17, 2026
99.5 NiCE Named to Fast Company’s Annual List of the World’s Most Innovative Companies of 2026, dated March 24, 2026